Sibannac, Inc.

9535 E. Doubletree Ranch Rd., Ste 120

Scottsdale, AZ 85032

Phone: (480) 407-6445

Tyler Howes

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sibannac, Inc.
Regulation A Offering Statement on Form 1-A
Filed February 17, 2023
File No. 024-12159

March 13, 2023

Dear Mr. Howes,

This letter sets forth the request of Sibannac, Inc., (“SNNC” or the “Company”) for Qualification of its Regulation A Offering on Form 1-A.

Kindly be advised that Sibannac, Inc. (the "Company") requests that its Regulation A Offering on Form 1-A be qualified on Wednesday, March 15, 2023, at 12pm Eastern Time, or as soon as practical thereafter. The Company has received correspondence that the State of Colorado is prepared to qualify our offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (480) 407-6445 or Carl Ranno, Esq. at (602) 493-0369. Thank you for your attention to this matter.

Sibannac, Inc.

/s/David Mersky

Name: David Mersky

Title: Chief Executive Officer, Director